

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2008

**Via Facsimile (703) 883-2511 and U.S. Mail**

John F. Breyer, Jr.
Breyer & Associates
8180 Greensboro Drive, Suite 785
Maclean, Virginia 22102

RE:     **First Bancshares, Inc.**
       **Schedule 13E-3**
       **File no. 5-51107**
       **Filed February 22, 2008**

       **Schedule 14A**
       **File no. 0-22842**
       **Filed February 22, 2008**

Dear Mr. Breyer:

We have the following comments on the above-referenced filings.

**Schedule 13-3**

1.      Instruction 1 to Item 13 of Schedule 13E-3 permits Item 1010(a) and (b) of Regulation M-A financial information to be incorporated by reference if Item 1010(c) of Regulation M-A summary financial information is included in the information furnished to security holders. For instance, we are unable to locate disclosure of the ration of earnings to fixed charges as required by Item 1010(c)(4).

**Schedule 14A**

2.      Revise to indicate that the proxy statement and form of proxy are preliminary copies. Refer to Rule 14a-6(e)(1).

3.      Please revise your proxy statement so that all of the disclosure required by Items 7, 8 and 9 of Schedule 13E-3 appears in the "Special Factors" section at the beginning of the proxy statement immediately following the summary term sheet. See Rule 13e-3(e)(1)(ii).

Summary Information, Page 1

4.      The summary term sheet should briefly describe the material terms of the transaction in bullet point format.  See Item 1001 of Regulation M-A.   Revise your information to provide a brief and clear presentation of information that is material to investors without unnecessary repetition.  Refer to Part II.F.2.a of SEC Release No. 33-7760 (October 22, 1999) for a discussion of the items that should be discussed in the summary term sheet.

Recommendation of the Board of Directors, page 25

5.      Revise the discussion of procedural fairness to discuss fairness in the absence of the procedural safeguard of Item 1014(d) of Regulation M-A.

Closing Information

        Please revise the Schedule 13E-3 in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  You should include a letter responding to each comment, noting the location of the change in the revised materials made in response to comments or otherwise.  If you believe a comment raised in this letter is inappropriate or feel that no change is required, indicate your position and the basis for that position in your response letter.  In the absence of such response, we assume you will comply with staff comments.  We may have additional comments based upon our receipt of the revised materials and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

  ·    the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
  ·    staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
  ·    the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        Direct any questions to me at (202) 551-3345.  You may also contact me via facsimile at (202)

772-9203.

Sincerely,


Michael Pressman
Special Counsel
Office of Mergers and Acquisitions